

November 24, 2010

Carolyn Hunter
President
Hunt for Travel, Inc.
90122 Hoey Road
Chapel Hill, NC 27517

>   **Re: Hunt for Travel, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 11, 2010**
>   **File No. 333-169802**

Dear Ms. Hunter:

        We have reviewed your responses to the comments in our letter dated November 1, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

1. We note your response to our prior comment 5 and reissue in part. Please revise to disclose your revenues, assets and losses for your interim stub.

2. We note your response to our prior comment 6 and reissue in part. Please revise to disclose an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

3. We note your response to our prior comment 7 and reissue. Please revise to disclose in your prospectus summary section that you will not receive any proceeds from this offering and that you have no current plans for financing.

4. We note your response to our prior comment 8 and reissue in part. Please explain what you mean by "specialty and enrichment tours" on page 1.

5. We note your response to our prior comment 9 and reissue in part. Please revise to include the location of your target market. For example, disclose whether you intend to market your services in the greater Chapel Hill area or whether you intend to market your services statewide, in your tri-state area, or nationwide.

6. Please reconcile your disclosure on page 1 that your operating expenses from inception to the year ended June 30, 2010 were $35,354 with your disclosure on page 2 that your operating expenses for the same period were $35,370.

Risk Factors, page 3

We need additional capital to develop our business. If we fail to obtain additional . . ., page 3

7. We note your response to our prior comment 14 and reissue in part. Please estimate, to the extent reasonably practicable, how much additional financing you will need to implement your plan of operation.

Description of Business, page 9

8. Please revise to reconcile your disclosure on page 9 regarding your e-mail newsletter. In the third paragraph of this section, you state that you intend to generate revenue through subscription fees to your monthly e-mail newsletter. In the fifth paragraph of this section, you state you may develop a free subscription e-mail newsletter and that subscribers may be charged a fee for access to the newsletter.

Business Development, page 10

9. Please significantly revise this section to provide a budget and timeline for each material step you intend to take to implement your business plan. For example, we note that your website is currently under construction. Please provide an estimate of the cost of completing your website as well as an estimate of when you intend to complete the website.

10. Please provide more detail and clarity in regards to the material aspects of your business plan. For example, in your list of specific services, you include only investigating and research as the services you to intend to provide. To the extent that you intend to actually make the travel arrangements for your clients, please disclose this in your list of specific services. In addition, please describe the types of relationships you intend to develop with tour operators and how you plan to identify individuals interested in subscribing to your newsletter.

Market for Common Equity and Related Stockholder Matters, page 11

11. Please revise this section to clarify that the volume limitation applies only to affiliates.

Executive Compensation, page 14

Summary Compensation Table, page 14

12. Please include a footnote disclosing all assumptions made in the valuation of the stock awards issued to Ms. Hunter by reference to a discussion of those assumptions made in the valuation by reference to a discussion of those assumptions in your financial

statements or your management's discussion and analysis of financial condition and financial results section. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

Recent Sales of Unregistered Securities, page II-2

13. We note your response to our prior comment 32 and reissue. Please reconcile your disclosure regarding the number of securities sold on page II-2 with your disclosure regarding the number of securities sold in Note 6 on page F-10. On page II-2 you state that you sold 1,865,000 on June 2010 and that on December 15, 2009 you sold 5,000,000 to Carolyn Hunter. On page F-10, you state that in August 2010 you issued $5,000 shares of common stock for $500.

Notes to Financial Statements, page F-6

Note 2: Stockholders' Equity, page F-9

14. Refer to prior our comment 23. As previously requested, please provide all of the disclosure required by ASC 718-10-45 in regards to the shares issued to your founder for services provided. In particular, disclose how you determined that the fair value of the common stock issued was $0.0001 per share.

Note 3: Commitments, page F-9

15. Please revise to disclose the name of the party with whom you entered into a consulting agreement, disclose whether this party is affiliated with or related to the Company or its officer, and disclose the services specified in the agreement.

Exhibit 5.1

16. Please have counsel revise to reconcile the number of shares the opinion letter identifies as being offered in your registration statement to the number of shares offered in your registration statement.

Other

17. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three months ended September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney Adviser

cc: Via facsimile: (732) 577-1188
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP